Exhibit 99.4

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this annual report on Form 40-F of our audit report dated March 26, 2009 on the consolidated financial statements of Quest Capital Corp. as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 and of its internal control over financial reporting as at December 31, 2008. The audited consolidated financial statements are included as an exhibit to the company’s annual report on Form 40-F.

Chartered Accountants
Vancouver, British Columbia
March 26, 2009

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.